Exhibit 99.1

Santiago, July 6, 2020

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact. Constitution of subsidiary company “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.”

Mr. President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and Chapter 18-10 of the Updated Compilation of Norms of this Commission, we inform that as on July 6, 2020, Banco Santander-Chile has registered and published the extract for the constitution of a subsidiary company “Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.” and its purpose, which was authorized by the Board of this Commission and communicated through Resolution number 3223, on June 30, 2020.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Santiago Stock Exchange

- Electronic Stock Exchange Chile